SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 7)

Fresh Del Monte Produce Inc.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G36738105

(CUSIP Number)

Bruce A. Jordan
Del Monte Fresh Produce Company
241 Sevilla Avenue
Coral Gables, FL 33134
(305) 520-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G36738105	13D	Page 2 of 33

1.	NAMES OF REPORTING PERSONS Sumaya Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	3,071,666 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 3 of 33

1.	NAMES OF REPORTING PERSONS Mohammad Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	5,890,055 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 4 of 33

1.	NAMES OF REPORTING PERSONS Oussama Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	3,897,882 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 5 of 33

1.	NAMES OF REPORTING PERSONS Maher Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	3,010,650 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 6 of 33

1.	NAMES OF REPORTING PERSONS Amir Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	3,995,950 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 7 of 33

1.	NAMES OF REPORTING PERSONS Fatima Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	317,956 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 8 of 33

1.	NAMES OF REPORTING PERSONS Nariman Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	318,956 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 9 of 33

1.	NAMES OF REPORTING PERSONS Maha Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	277,134 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 10 of 33

1.	NAMES OF REPORTING PERSONS Wafa Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	321,956 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 11 of 33

1.	NAMES OF REPORTING PERSONS Hanan Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	403,956 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 12 of 33

1.	NAMES OF REPORTING PERSONS Rasha Mohamad Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	15,000 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 13 of 33

1.	NAMES OF REPORTING PERSONS Sumaya Mohamad Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	15,000 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 14 of 33

1.	NAMES OF REPORTING PERSONS Basma Amir Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	15,000 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 15 of 33

1.	NAMES OF REPORTING PERSONS Sima Maher Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Lebanon (dual citizenship)

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	15,000 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 16 of 33

1.	NAMES OF REPORTING PERSONS Farah Sheik Alsagha
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Syria

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	15,000 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 17 of 33

1.	NAMES OF REPORTING PERSONS Ghada Abdullah Hasan Yabroudi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	15,000 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 18 of 33

1.	NAMES OF REPORTING PERSONS Tara Ahmad Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	10,000 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 19 of 33

1.	NAMES OF REPORTING PERSONS Aya Ahmad Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	10,000 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 20 of 33

1.	NAMES OF REPORTING PERSONS Mohamad Ahmad Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	10,000 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 21 of 33

1.	NAMES OF REPORTING PERSONS Layla Ali Farouki
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	10,000 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 22 of 33

1.	NAMES OF REPORTING PERSONS Omar Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	10,000 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 23 of 33

1.	NAMES OF REPORTING PERSONS Yasmina Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7.	SOLE VOTING POWER	0 (See Item 5)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	21,656,161 (See Item 5)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	10,000 (See Item 5)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,656,161 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 24 of 33

This Amendment No. 7 (“Amendment No. 7”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on September 17, 1998, as amended by Amendment No. 1 filed on January 28, 1999, Amendment No. 2 filed on July 30, 2003, Amendment No. 3 filed on November 13, 2007, Amendment No. 4 filed on February 24, 2009, Amendment No. 5 filed on June 15, 2009 and Amendment No. 6 filed on January 26, 2010 (the “Schedule 13D” and, as amended by this Amendment No. 7, the “Statement”), with respect to the Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”), of Fresh Del Monte Produce Inc., a Cayman Islands corporation (the “Company”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

This Amendment No. 7 is hereby filed by the Reporting Persons.

(a) Name of the Reporting Persons.

(1) Sumaya Abu-Ghazaleh

(2) Mohammad Abu-Ghazaleh

(3) Oussama Abu-Ghazaleh

(4) Maher Abu-Ghazaleh

(5) Amir Abu-Ghazaleh

(6) Fatima Abu-Ghazaleh

(7) Nariman Abu-Ghazaleh

(8) Maha Abu-Ghazaleh

(9) Wafa Abu-Ghazaleh

(10) Hanan Abu-Ghazaleh

(11) Rasha Mohamad Abu-Ghazaleh

(12) Sumaya Mohamad Abu-Ghazaleh

(13) Basma Amir Abu-Ghazaleh

(14) Sima Maher Abu-Ghazaleh

(15) Farah Sheik Alsagha

(16) Ghada Abdullah Hasan Yabroudi

CUSIP No. G36738105	13D	Page 25 of 33

(17) Tara Ahmad Abu-Ghazaleh

(18) Aya Ahmad Abu-Ghazaleh

(19) Mohamad Ahmad Abu-Ghazaleh

(20) Layla Ali Farouki

(21) Omar Abu-Ghazaleh

(22) Yasmina Abu-Ghazaleh

(b) Residence or business address of the Reporting Persons.

(1) The business address of each of Mohammad Abu-Ghazaleh and Oussama Abu-Ghazaleh is c/o Del Monte Fresh Produce (Chile) S.A., Avenida Santa Maria 6330, Vitacura, Santiago, Chile.

(2) The business address of each of Sumaya Abu-Ghazaleh, Maher Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh, Hanan Abu-Ghazaleh, Rasha Mohamad Abu-Ghazaleh, Sumaya Mohamad Abu-Ghazaleh, Basma Amir Abu-Ghazaleh, Sima Maher Abu-Ghazaleh, Farah Sheik Alsagha, Ghada Abdullah Hasan Yabroudi, Tara Ahmad Abu-Ghazaleh, Aya Ahmad Abu-Ghazaleh, Mohamad Ahmad Abu-Ghazaleh, Layla Ali Farouki, Omar Abu-Ghazaleh and Yasmina Abu-Ghazaleh is c/o Ahmed Abu-Ghazaleh & Sons Co. Ltd., No. 18, Hamariya Fruit & Vegetable Market, Dubai, United Arab Emirates.

(c) Present principal occupation or employment.

(1) Sumaya Abu-Ghazaleh’s present principal occupation is retiree.

(2) Mohammad Abu-Ghazaleh’s present principal occupation is Chairman of the Board, Director and Chief Executive Officer of the Company. The Company’s global business is primarily the worldwide sourcing, transportation and marketing of fresh and fresh-cut produce. The Company’s principal executive office is located at Walker House, Mary Street, P.O. Box 908 GT, Georgetown, Grand Cayman, Cayman Islands and its U.S. executive office is located at c/o Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida, 33134. Mohammad Abu-Ghazaleh is also the Chief Executive Officer of IAT Group Inc., a company incorporated under the laws of the Cayman Islands (“IAT”).

(3) Oussama Abu-Ghazaleh’s present principal occupation is as an individual investor.

(4) Maher Abu-Ghazaleh’s present principal occupation is Managing Director of Suma International General Trading and Contracting Company, whose principal business is cold storage and whose address is P.O. Box 215 Safat, 13003 Kuwait.

(5) Amir Abu-Ghazaleh’s present principal occupation is General Manager of Abu-Ghazaleh International Company, whose principal business is the distribution and marketing of fresh produce and whose address is P.O. Box 1767, Dubai, United Arab Emirates. Amir Abu-Ghazaleh is also a Director of the Company.

CUSIP No. G36738105	13D	Page 26 of 33

(6) Each of Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh, Hanan Abu-Ghazaleh, Rasha Mohamad Abu-Ghazaleh, Sumaya Mohamad Abu-Ghazaleh, Basma Amir Abu-Ghazaleh, Farah Sheik Alsagha, Ghada Abdullah Hasan Yabroudi, Tara Ahmad Abu-Ghazaleh, Aya Ahmad Abu-Ghazaleh, Mohamad Ahmad Abu-Ghazaleh, Layla Ali Farouki, Omar Abu-Ghazaleh and Yasmina Abu-Ghazaleh currently is not employed outside the home.

(7) Sima Maher Abu-Ghazaleh’s present principal occupation is Assistant Teacher.

(d) None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship.

(1) Each of Sumaya Abu-Ghazaleh, Maher Abu-Ghazaleh, Basma Amir Abu-Ghazaleh, Sima Maher Abu-Ghazaleh and Ghada Abdullah Hasan Yabroudi is a citizen of Lebanon.

(2) Oussama Abu-Ghazaleh is a citizen of Chile.

(3) Each of Mohammad Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh, Hanan Abu-Ghazaleh, Rasha Mohamad Abu-Ghazaleh, Sumaya Mohamad Abu-Ghazaleh, Tara Ahmad Abu-Ghazaleh, Aya Ahmad Abu-Ghazaleh and Mohamad Ahmad Abu-Ghazaleh is a citizen of Jordan.

(4) Farah Sheik Alsagha is a citizen of Syria.

(5) Each of Sima Maher Abu-Ghazaleh, Layla Ali Farouki, Omar Abu-Ghazaleh and Yasmina Abu-Ghazaleh is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

On June 25, 2010, Sumaya Abu-Ghazaleh gifted 700,000 Ordinary Shares in the aggregate to the individuals as set forth in the table below:

Name	Number of Ordinary Shares Received
Hanan Abu-Ghazaleh	150,000
Wafa Abu-Ghazaleh	100,000
Maha Abu-Ghazaleh	100,000
Nariman Abu-Ghazaleh	100,000
Fatima Abu-Ghazaleh	100,000
Rasha Mohamad Abu-Ghazaleh	15,000

CUSIP No. G36738105	13D	Page 27 of 33

Name	Number of Ordinary Shares Received
Sumaya Mohamad Abu-Ghazaleh	15,000
Basma Amir Abu-Ghazaleh	15,000
Sima Maher Abu-Ghazaleh	15,000
Farah Sheik Alsagha	15,000
Ghada Abdullah Hasan Yabroudi	15,000
Tara Ahmad Abu-Ghazaleh	10,000
Aya Ahmad Abu-Ghazaleh	10,000
Mohamad Ahmad Abu-Ghazaleh	10,000
Layla Ali Farouki	10,000
Omar Abu-Ghazaleh	10,000
Yasmina Abu-Ghazaleh	10,000

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

The Amended Voting Agreement (as defined in Item 6 below) resulted in the joinder as parties to the Voting Agreement (as defined in Item 6 below) of the following additional persons to whom Sumaya Abu-Ghazaleh transferred Ordinary Shares as gifts on June 25, 2010:  Rasha Mohamad Abu-Ghazaleh, Sumaya Mohamad Abu-Ghazaleh, Basma Amir Abu-Ghazaleh, Sima Maher Abu-Ghazaleh, Farah Sheik Alsagha, Ghada Abdullah Hasan Yabroudi, Tara Ahmad Abu-Ghazaleh, Aya Ahmad Abu-Ghazaleh, Mohamad Ahmad Abu-Ghazaleh, Layla Ali Farouki, Omar Abu-Ghazaleh and Yasmina Abu-Ghazaleh.

Item 5.  Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)
As of the date of this Amendment No. 7, each of the Reporting Persons is deemed to beneficially own 21,656,161 Ordinary Shares, which constitute 34.5% of the Ordinary Shares outstanding (based on 62,085,704 shares outstanding as of April 23, 2010).

To the best knowledge of the Reporting Persons, and except as described herein, none of Reporting Persons own or beneficially own any additional Ordinary Shares.

CUSIP No. G36738105	13D	Page 28 of 33

(b)
As of the date hereof: (i) Sumaya Abu-Ghazaleh has sole dispositive power with respect to 3,071,666 Ordinary Shares, which constitute approximately 4.95% of the Ordinary Shares; (ii) Mohammad Abu-Ghazaleh has sole dispositive power with respect to 5,890,055 Ordinary Shares consisting of 5,310,455 Ordinary Shares and 579,600 currently exercisable call options, which constitute approximately 9.4% of the Ordinary Shares outstanding; (iii) Oussama Abu-Ghazaleh has sole dispositive power with respect to 3,897,882 Ordinary Shares, which constitute approximately 6.28% of the Ordinary Shares outstanding; (iv) Maher Abu-Ghazaleh has sole dispositive power with respect to 3,010,650 Ordinary Shares, which constitute approximately 4.85% of the Ordinary Shares outstanding; (v) Amir Abu-Ghazaleh has sole dispositive power with respect to 3,995,950 Ordinary Shares consisting of 3,977,200 Ordinary Shares and 18,750 currently exercisable call options, which constitute approximately 6.43% of the Ordinary Shares outstanding; (vi) Fatima Abu-Ghazaleh has sole dispositive power with respect to 317,956 Ordinary Shares, which constitute approximately 0.51% of the Ordinary Shares outstanding; (vii) Nariman Abu-Ghazaleh has sole dispositive power with respect to 318,956 Ordinary Shares, which constitute approximately 0.51% of the Ordinary Shares outstanding; (viii) Maha Abu-Ghazaleh has sole dispositive power with respect to 277,134 Ordinary Shares, which constitute approximately 0.45% of the Ordinary Shares outstanding; (ix) Wafa Abu-Ghazaleh has sole dispositive power with respect to 321,956 Ordinary Shares, which constitute approximately 0.52% of the Ordinary Shares outstanding; (x) Hanan Abu-Ghazaleh has sole dispositive power with respect to 403,956 Ordinary Shares, which constitute approximately 0.65% of the Ordinary Shares outstanding; (xi) Rasha Mohamad Abu-Ghazaleh has sole dispositive power with respect to 15,000 Ordinary Shares, which constitute approximately 0.02% of the Ordinary Shares outstanding; (xii) Sumaya Mohamad Abu-Ghazaleh has sole dispositive power with respect to 15,000 Ordinary Shares, which constitute approximately 0.02% of the Ordinary Shares outstanding; (xiii) Basma Amir Abu-Ghazaleh has sole dispositive power with respect to 15,000 Ordinary Shares, which constitute approximately 0.02% of the Ordinary Shares outstanding; (xiv) Sima Maher Abu-Ghazaleh has sole dispositive power with respect to 15,000 Ordinary Shares, which constitute approximately 0.02% of the Ordinary Shares outstanding; (xv) Farah Sheik Alsagha has sole dispositive power with respect to 15,000 Ordinary Shares, which constitute approximately 0.02% of the Ordinary Shares outstanding; (xvi) Ghada Abdullah Hasan Yabroudi has sole dispositive power with respect to 15,000 Ordinary Shares, which constitutes approximately 0.02% of the Ordinary Shares, (xvii) Tara Ahmad Abu-Ghazaleh has sole dispositive power with respect to 10,000 Ordinary Shares, which constitute approximately 0.02% of the Ordinary Shares outstanding; (xviii) Aya Ahmad Abu-Ghazaleh has sole dispositive power with respect to 10,000 Ordinary Shares, which constitute approximately 0.02% of the Ordinary Shares outstanding; (xix) Mohamad Ahmad Abu-Ghazaleh has sole dispositive power with respect to 10,000 Ordinary Shares, which constitute approximately 0.02% of the Ordinary Shares outstanding; (xx) Layla Ali Farouki has sole dispositive power with respect to 10,000 Ordinary Shares, which constitute approximately 0.02% of the Ordinary Shares outstanding; (xxi) Omar Abu-Ghazaleh has sole dispositive power with respect to 10,000 Ordinary Shares, which constitute approximately 0.02% of the Ordinary Shares outstanding; and (xxii) Yasmina Abu-Ghazaleh has sole dispositive power with respect to 10,000 Ordinary Shares, which constitute approximately 0.02% of the Ordinary Shares outstanding.

As a result of the Reporting Persons’ shared voting power with respect to the Ordinary Shares pursuant to the Voting Agreement, each Reporting Person may be deemed to beneficially own the 21,656,161 Ordinary Shares, representing approximately 34.5% of the outstanding Ordinary Shares. However, such Reporting Persons do not share dispositive power with respect to the Ordinary Shares directly held by other Reporting Persons.

(c)
To the knowledge of the Reporting Persons, the Reporting Persons have not effected any transactions in the Ordinary Shares during the 60-day period prior to the date hereof, except as described in this Amendment No. 7.  Amir Abu-Ghazaleh received a grant of 4,708 restricted Ordinary Shares with a per share value of $21.24 under the Fresh Del Monte Produce Inc. 2010 Non-Employee Directors Equity Plan on May 5, 2010.  Maha Abu-Ghazaleh sold 10,000 Ordinary Shares in an open market transaction on the New York Stock Exchange at price of $21.0912 per share on June 24, 2010.  Maher Abu-Ghazaleh sold Ordinary Shares in open market transactions on the New York Stock Exchange on the dates, in the amounts and at the prices set forth in the table below:

Date	Number of Ordinary Shares Sold	Price Per Ordinary Share
May 10, 2010	3,847	$21.3373
May 11, 2010	6,000	21,3173
May 12, 2010	4,000	20.8738
May 13, 2010	3,000	20.7943
May 14, 2010	8,400	20.9261
May 17, 2010	10,000	21.3328
May 18, 2010	6,000	21.3868
May 19, 2010	10,000	21.4805
May 20, 2010	12,000	21.5087
May 21, 2010	12,000	21.6056
May 24, 2010	15,000	21.6216
May 25, 2010	4,900	21.1508
May 26, 2010	3,000	20.6597
June 1, 2010	3,400	20.0306
June 2, 2010	6,000	20.0634
June 3, 2010	7,900	20.1178
June 7, 2010	3,000	20.0127
June 8, 2010	3,600	20.2099
June 9, 2010	3,000	20.0343
June 10, 2010	3,000	20.0047
June 11, 2010	3,000	20.0027
June 14, 2010	5,449	20.1552
June 15, 2010	6,000	20.3738
June 16, 2010	12,000	20.3029
June 17, 2010	9,300	20.5689
June 18, 2010	13,331	20.5441

CUSIP No. G36738105	13D	Page 29 of 33

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding to the end of Item 6 the following:

This Amendment No. 7 is filed as a result of the consummation of Amendment No. 1 to Amended and Restated Voting Agreement (the “Amended Voting Agreement”), dated as of June 25, 2010, by and among each of the individuals signatory thereto in their respective capacities as shareholders of the Company and Mohammad Abu-Ghazaleh. The Amended Voting Agreement amends the Amended and Restated Voting Agreement, dated as of January 19, 2010 (the “Original Voting Agreement” and, as amended by the Amended Voting Agreement, the “Voting Agreement”), among the parties as described in Items 3 and 4 of Amendment No. 4.

The Amended Voting Agreement resulted in the joinder as parties to the Voting Agreement of the following additional persons to whom Sumaya Abu-Ghazaleh transferred Ordinary Shares as gifts on June 25, 2010:  Rasha Mohamad Abu-Ghazaleh, Sumaya Mohamad Abu-Ghazaleh, Basma Amir Abu-Ghazaleh, Sima Maher Abu-Ghazaleh, Farah Sheik Alsagha, Ghada Abdullah Hasan Yabroudi, Tara Ahmad Abu-Ghazaleh, Aya Ahmad Abu-Ghazaleh, Mohamad Ahmad Abu-Ghazaleh, Layla Ali Farouki, Omar Abu-Ghazaleh and Yasmina Abu-Ghazaleh.  All other terms of the Original Voting Agreement remain unchanged.

Item 7. Material to be Filed as Exhibits.

The following text is added at the end of Item 7.

15	Amendment No. 1 to Amended and Restated Voting Agreement, attached hereto as Exhibit 15.

CUSIP No. G36738105	13D	Page 30 of 33

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 2010

SUMAYA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

MOHAMMAD ABU-GHAZALEH

/s/ Mohammad Abu-Ghazaleh

OUSSAMA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

MAHER ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

AMIR ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

FATIMA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

NARIMAN ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

CUSIP No. G36738105	13D	Page 31 of 33

MAHA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

WAFA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

HANAN ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

RASHA MOHAMAD ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

SUMAYA MOHAMAD ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

BASMA AMIR ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

SIMA MAHER ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

CUSIP No. G36738105	13D	Page 32 of 33

FARAH SHEIK ALSAGHA

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

GHADA ABDULLAH HASAN YABROUDI

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

AHMAD MOHAMMAD ABU-GHAZALEH,
FOR AND ON BEHALF AS PARENT/LEGAL
GUARDIAN OF TARA AHMAD ABU-
GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

AHMAD MOHAMMAD ABU-GHAZALEH,
FOR AND ON BEHALF AS PARENT/LEGAL
GUARDIAN OF AYA AHMAD ABU-
GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

AHMAD MOHAMMAD ABU-GHAZALEH,
FOR AND ON BEHALF AS PARENT/LEGAL
GUARDIAN OF MOHAMAD AHMAD ABU-
GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

CUSIP No. G36738105	13D	Page 33 of 33

RASHA MOHAMAD ABU-GHAZALEH,
FOR AND ON BEHALF AS PARENT/LEGAL
GUARDIAN OF LAYLA ALI FAROUKI

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

KAREEM ABU-GHAZALEH,
FOR AND ON BEHALF AS PARENT/LEGAL
GUARDIAN OF OMAR ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

KAREEM ABU-GHAZALEH,
FOR AND ON BEHALF AS PARENT/LEGAL
GUARDIAN OF YASMINA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact